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May 11, 2012

Via Federal Express and Edgar Transmission

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone:  202-551-3810

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-09553

Dear Mr. Spirgel:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated April 13, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011.  For purposes of this letter, the Company refers to its Annual Report on Form 10-K for the year ended December 31, 2010 as its “2010 Form 10-K”, its Annual Report on Form 10-K for the year ended December 31, 2011 as its “2011 Form 10-K”, its Annual Report on Form 10-K for the year ended December 31, 2012 as its “2012 Form 10-K”; its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 as its “2009 2Q Form 10-Q”, its Quarterly Report on Form 10-Q

2	May 11, 2012

for the quarter ended September 30, 2010 as its “2010 3Q Form 10-Q”, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 as its “2012 1Q Form 10-Q” and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 as its “2012 2Q Form 10-Q”.  The Company notes that several of the Staff’s Comments (Nos. 2 through 5 in particular) request that the Company enhance the disclosure in its Management’s Discussion & Analysis (“MD&A”) in future filings to include more trend information as well as disclosure relating to the Company’s expectations.  While the Company has included some cross-references in its responses to these comments, the Company believes that these responses, when read together, are responsive to the Staff’s Comments.  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K for the Fiscal Year Ended December 31, 2011
Risk Factors, page I-23

1.
We note your cautionary statements in several of your risk factors that the company cannot give any assurance that existing conditions will not materially adversely affect its business.  However, there are no specific events described that could give rise to material harm.  For example, in your risk factor relating to the regulation of the outdoor advertising industry, you warn that existing laws or regulations could materially and adversely affect your business, but there is no mention of any existing federal, state or municipal laws or pending legal actions that could potentially result in materially liability or material adverse effect on your operations.  In addition, your risk factor relating to enforcement of the FCC’s indecency and other program content rules warns that violations of the rules could lead to sanctions that may adversely affect the company’s businesses.  You do indicate elsewhere that the company has been fined under these rules but it is not clear whether your fines and sanctions to date have had a material adverse effect on your businesses.  Confirm that these cautionary statements are designed as prophylactic general warnings and not representative of real operational events.  In future filings, you should provide specific illustration of these cautionary statements whenever possible.

The Company has reviewed the risk factors set forth in its 2011 Form 10-K and hereby confirms that the Company has not experienced any real operational events which have had a material adverse effect on its business.  In the event that a real operational event does occur which has a material adverse effect on the Company, in future filings the Company will disclose the occurrence of such event, together with its potential consequences, as appropriate.  In addition, while many of the Company’s risk factors do describe specific events which could have a material adverse effect on the Company, in future filings the Company will enhance its risk factors disclosure by describing additional specific events whenever disclosure thereof would enhance investors’ understanding of the particular risk being described.

3	May 11, 2012

Item 7.  Management’s Discussion and Analysis of Results of Operations and Financial Condition, page II-4

Overview, page II-4

2.
In addition to a narrative of historical results, please consider describing in future filings how you view your business overall.  For instance, how your results of operations for the year just ended (2011) compare and contrast with your expectations and plans going forward.  In this regard, we note in your Q4 2011 Earnings Call that you have de-risked and diversified your business by availing of key opportunities to grow non-advertising revenues.  Consider expanding your discussion to cover each of these growth opportunities and your expectations for expense trends based on recently consummated deals.

The Company will expand the Overview section of its MD&A in future filings, beginning in its 2012 2Q Form 10-Q, to discuss management’s view of the business overall, including its strategies and growth opportunities with respect to the Company’s revenue streams as well as expectations for material changes to expense trends in future periods.  For example, in the Overview section the Company will discuss that its strategy is to produce and acquire premium content and focus on key opportunities available in the marketplace in order to grow its advertising and non-advertising revenue streams.  These opportunities include the monetization of the Company’s content through digital platforms, the licensing of its programming to an increasing number of international markets, and the expected continued growth in retransmission fees from multi-channel video distributors and reverse compensation fees from the Company’s television affiliates.  In the Overview section, the Company will also address the revenue and expense impact of non-comparable items that will cause current period results to materially differ from future periods.

In addition, for any deals consummated during the period covered in a quarterly or an annual filing, that had a material impact on either the Company’s current period revenues or expenses or are expected to have a material impact on future period revenues or expenses, the Company will expand its MD&A disclosure to address the impact of such deals.  An example of such a deal is the Company’s new programming agreement for the NCAA Tournament, which is discussed in the Company’s response to Comment No. 5.

3.
The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please expand your management’s discussion and analysis in future filings to provide further insight into material opportunities, challenges and risks on which the company’s management is most focused for both the short and

4	May 11, 2012

long term.  For example, you note on page II-4 that the increases in operating income for 2011 were driven by the “change in revenue mix, lower sports and other acquired television programming costs, the benefit of cost-containment and the timing of production and distribution expenses,” but you don’t address whether management expects any of these factors to impact future periods.  In addition, we note that the rate of revenue growth in certain segments, including Entertainment and Local Broadcasting, slowed in the year ended December 31, 2011.  Please explain whether management anticipates that this slowed rate of growth will continue in future periods.  These are just examples.

The Company will expand its MD&A disclosure in future filings to discuss the material opportunities, challenges and risks in the Company’s business on which the Company’s management is most focused for both the short and long term.  In this regard, the Company will add the disclosure to the Overview section of the MD&A discussed in response to Comment No. 2.  In addition, the Company will expand its disclosure in other sections of the MD&A, such as discussions of revenues and expenses by type and Segment Results of Operations, as applicable.

To the extent the Company’s management has identified trends (including both revenue and expense trends), events, demands, commitments or uncertainties that are reasonably likely to have a material effect on the Company’s financial condition or operating performance, including when such items impact comparability between periods, the Company will expand its MD&A to discuss such impact.  Some examples of items that may be addressed in future filings include: the fact that the Super Bowl is broadcast on the CBS Television Network once every three years; the occurrence of higher political advertising sales in even numbered years due to mid-term or presidential elections; and the impact of significant syndication or digital streaming agreements.

Revenues, page II-5

4.	Please explain in future filings how revenue trends are generally impacted by the following (which you addressed in your earnings call):

•	Changes in pricing, volume and demand for scatter versus upfront buy for advertising
•	Impact of second cycle versus third cycle syndication sales
•	Retransmission consent fees and reverse compensation.

Additionally, please consider defining these terms elsewhere in your filing.  We note your definition of first-run syndication on page I-3.

The Company will, in future filings, beginning with its 2012 2Q Form 10-Q, include a discussion in its MD&A of the impact on revenue trends, to the extent the Company’s revenues have been materially impacted or future revenues are expected to be materially impacted, from changes in

5	May 11, 2012

demand and pricing in the upfront and scatter advertising markets; syndication sales, including a description of the impact, if any, of syndicating a television series in a first cycle versus a second or third cycle; retransmission consent fees and reverse compensation, among other factors.  In addition, in the description of its Business in Part I of its 2012 Form 10-K the Company will define terms such as “retransmission consent” and “reverse compensation”; provide more explanation of the syndication process; and discuss the sale of network primetime advertising in the upfront and scatter markets.

Operating Expenses, page II-7

5.
We note that operating expenses decreased 7%, which you attributed to the “benefit of cost containment.”  Please elaborate to discuss your various cost containment initiatives that led to a significant decrease in operating expenses, particularly programming expenses.  It is unclear to us how “the impact of the new programming agreement for the NCAA Tournament as well as lower acquired television series costs” which are usually capitalized resulted in a 7% decline in operating expenses (15% for programming expenses).  To the extent that you might have benefited from less pilots produced in 2011 as mentioned in your earnings call, please explain how that significantly reduced operating expenses during 2011 and what your expected expense trends are, going forward.

The Company respectfully notes that on page II-4 of its 2011 Form 10-K, it cited the “benefit of cost containment” as a driver of the 39% increase in operating income, along with several other factors which also contributed to the 7% decline in operating expenses.  These additional factors included lower sports and acquired television series programming costs and the timing of production and distribution expenses.  The Company’s cost containment initiatives referred to above include: negotiating more favorable outdoor billboard and transit contracts (see further discussion in the response to Comment No. 6); reduced costs in the publishing business, including warehousing and freight; cost cutting for network news, including production and employee related costs; and general cost savings from 2010 and 2011 restructuring activities.

The Company notes that the major drivers for both the 7% decline in operating expenses as well as the 15% decrease in programming expenses were as follows:

•	The impact of the new NCAA arrangement (discussed below);
•	The Super Bowl being broadcast on the CBS Television Network in 2010, but not in 2011 (discussed in more detail in the response to Comment No. 7); and
•	Lower acquired television series programming costs (discussed below).

6	May 11, 2012

NCAA Impact

As previously disclosed, the Company and Turner Broadcasting System, Inc. entered into a 14-year agreement to share the rights to telecast the NCAA Tournament beginning in 2011.  This new arrangement, when compared to the prior year, improved overall profitability for the Company.  In accordance with the terms of this arrangement, a reduced number of games are broadcast on the CBS Television Network, which results in lower advertising revenues for the Company; however, the Company’s share of programming expenses related to the NCAA Tournament is reduced by an amount greater than its reduction in revenues.  The Company respectfully notes that its annual contractual program rights payments approximate the relative value of the NCAA Tournament broadcast on the CBS Television Network each year, and therefore, the contractual program rights payments incurred each year are expensed during that year’s Tournament leaving no capitalized balance remaining on the balance sheet.

Lower Acquired Television Series Programming Costs

The Company acquires television series produced by third parties for exhibition on its broadcast and cable networks as well as its television stations.  These acquired television series’ programming costs are capitalized when such series are made available to the Company at the beginning of the applicable exhibition period and then expensed over that period, which reflects their useful life.  In most cases, this period of exhibition is within the then current television season and therefore most of the acquired programming costs are expensed within that season.  The Company acquired programming at lower costs in 2011 as compared to 2010 and therefore its expense comparisons were favorably impacted.

The Company respectfully notes that the cost of producing pilots is not significant when compared to the Company’s overall programming expenses and as a result, the production of pilots did not have a material impact on the Company’s operating expenses for 2011.

In future filings, the Company will expand its operating expense discussions to address the Company’s expectations for any future material trends or events relating to programming costs.

Outdoor (CBS Outdoor), page II-20

6.
As disclosed, Outdoor operating income and OIBDA increased, in part, due to “the mix of more profitable contracts and the settlement of legal matters in 2011.”  Please help us reconcile your reference to “mix of more profitable contracts” with your disclosure of “challenging advertising marketplace worldwide … and certain transit contracts operating at their minimum guarantee levels” by clarifying in which geographic markets such profitable contracts were (re)negotiated.  Also tell us the nature of legal matters settled in 2011, which appeared to impact prior periods, and when and how they originated.  In this regard, we note that you had not referred to legal issues in your discussion of operating income and OIBDA for 2010 and 2009.

7	May 11, 2012

The Company, through its Outdoor segment, operates a significant number of transit contracts in major metropolitan markets in North America and Europe.  These are typically multi-year contracts that generally provide for payment to the applicable transit authority of a percentage of advertising revenues, a fixed payment, or the greater of a percentage of the advertising revenues or a fixed payment (“minimum guarantee”).  When a contract is operating at a minimum guarantee level, the minimum guarantee payment by the Company to the applicable transit authority may exceed the advertising revenues, or may represent a high percentage of the advertising revenues received by the Company under that contract and therefore, negatively impact the operating margin.

In 2010, as the U.S. and European economies were slowly recovering from the recession, many of the Company’s transit contracts were operating at the minimum guarantee level therefore negatively impacting Outdoor’s operating results.  In 2011, the number of contracts operating at their minimum guarantee level decreased, primarily in the U.S., thus favorably impacting Outdoor’s operating results when compared to 2010.  This was due to the signing of new favorable contracts, the renewal of previously unfavorable contracts at improved terms, as well as the continued recovery from the economic recession in the U.S.  However, as the worldwide outdoor advertising marketplace in 2011 did not fully recover to pre-recession levels, a number of the Company’s transit contracts still operated at their minimum guarantee levels, and continued to negatively impact the Company’s operating results.  Therefore, while the Outdoor segment’s results improved due to the mix of more profitable contracts, principally in the U.S., the overall Outdoor segment results continued to be affected by the challenging advertising marketplace worldwide.

The legal matter settled in 2011 related to disputes regarding project delays and other matters, including the calculation of franchise fees, arising under a transit contract between CBS Outdoor Limited, a wholly-owned subsidiary of the Company, and London Underground Limited (“London Underground”).  In August 2010, CBS Outdoor Limited filed a claim against London Underground and, in November 2010, London Underground filed a defense and counterclaim against CBS Outdoor Limited, in each case, with respect to such franchise fee calculation disputes.  On October 4, 2011, CBS Outdoor Limited gave London Underground six months’ notice of termination of the transit contract and filed a claim seeking confirmation of contractual obligations and monetary damages resulting from breaches regarding project delays and other matters by London Underground.  On October 9, 2011, London Underground filed a defense and counterclaim against CBS Outdoor Limited claiming unspecified damages in relation to the notice of termination.  In December 2011, the parties entered into a settlement agreement resolving these matters which resulted in a one-time increase in the Company’s operating income for that period.  CBS Outdoor continues to operate the London Underground transit contract after the settlement.

8	May 11, 2012

The Company respectfully notes that the legal matter was disclosed in the 2010 3Q Form 10-Q (in the Outdoor segment discussion in the MD&A); and in the "Legal Matters" sections of the MD&A and the Commitments and Contingencies Notes in the 2010 Form 10-K  (pages II-37 and II-83, respectively), the 2011 Form 10-K (pages II-33 and II-84, respectively) and each of the quarterly reports on Form 10-Q for 2011.  Prior to August 2010 (beginning with the 2009 2Q Form 10-Q), and continuing thereafter, in the Outdoor segment discussions in the MD&A, the Company disclosed that the London Underground transit contract has reduced revenues due to project delays and, among other transit contracts, has been operating at its minimum guarantee level, therefore adversely impacting OIBDA and operating income.

The Company also respectfully notes that the legal matter did not have an impact on the Outdoor segment's OIBDA and operating income until the settlement in December 2011, which was reported in the Company's 2011 Form 10-K.  In addition, the Company believes that there was not enough certainty to disclose a gain contingency with respect to the outcome of this matter prior to the settlement.

Cash Flows, page II-22

7.
As stated, “working capital reflected a use of cash in 2011, principally due to the timing of collections from television licensing arrangements.”  Tell us if you have recently changed your collection terms for programming payments and if they are expected to continue to impact your working capital in 2012.  Please explain in greater detail why cash flow from operating activities was flat year-over-year, despite a 39% increase in operating income.

The Company has not changed its collection terms for programming arrangements. The “timing of collections from television licensing arrangements” refers to the timing difference between revenue recognition and cash collections under the Company’s digital streaming agreements.  Revenues from the licensing of television programming in syndication, on cable and video-on-demand, and for digital streaming are recognized when the television series is made available to the licensee, at the beginning of the applicable license period, in accordance with Accounting Standards Codification (“ASC”) 926-605-25-1.  However, the related cash is collected over the term of the license period, which may run for several years.  During 2011, the Company signed several multi-year agreements for the digital streaming of its programming.  Under these agreements, the content is made available for streaming for several years and accordingly, while the revenue and operating income were recognized at the beginning of the license period in 2011, the cash will be collected over the multi-year terms of the agreements.

9	May 11, 2012

In addition to the timing of collections from television licensing arrangements, there were two other significant factors that contributed to operating cash flows remaining relatively flat year-over-year, despite the increase in operating income.  The first factor was the Company’s contributions to its qualified pension plans in 2011, which exceeded 2010 contributions by $242 million, but did not impact the operating income comparison.  The second factor was the benefit to 2010 cash flow from the telecast of Super Bowl XLIV during that year.  Under its multi-year agreement with the National Football League (“NFL”), the Company has the rights to broadcast regular season and playoff football games each year, but the Super Bowl only every three years. The broadcast of the Super Bowl significantly impacts operating cash flows as the Company benefits from a large increase in advertising revenues; however, the contractual rights fees paid to the NFL during a Super Bowl year are similar to the fees paid during a year when the Company does not broadcast the Super Bowl.  In accordance with ASC 920-350-30-2, the amount of the total rights fees over the term of the NFL contract that is expensed in each period is determined based on the proportion of revenues recognized during the period to the total estimated lifetime revenues over the term of the NFL contract (which includes the estimated revenues from the broadcast of the Super Bowl).  As a result, the Super Bowl broadcast on the CBS Television Network impacts the comparison of operating cash flows to a much greater extent than the comparison of operating income because the increase in advertising revenues from the Super Bowl is accompanied by an increase in the amortization of program rights, but without a corresponding increase in contractual cash payments for program rights.

The Company will, in future filings, as applicable, explain in greater detail any significant differences between the operating income and operating cash flows comparisons.

E-books Actions, page II-84

8.
We note that for 2011, Publishing operating income increased 36% and OIBDA increased 32%, due in part to “more profitable digital revenues” as a percentage of total revenues.  We also note that the U.S. Justice Department recently sued Apple and certain publishers for antitrust violations, including your subsidiary Simon and Schuster.  Upon filing of the lawsuit, Simon & Schuster settled with the U.S. Justice Department.  In this regard, tell us how you expect the settlement to impact future operating results.  For instance, do you expect to be able to sustain a year-over-year increase in Publishing operating income and OIBDA, notwithstanding all possible outcomes of the E-Books litigation actions?

The Company notes that it has updated its legal matters disclosure regarding E-books Matters in its 2012 1Q Form 10-Q filed with the Commission on May 1, 2012.  This disclosure reports that, for purposes of settlement and without any admission of liability, Simon & Schuster and two other publishing parties entered into a settlement stipulation and proposed final judgment with the United States Department of Justice (the “Proposed DOJ Settlement”) in connection with its investigations of agency distribution of e-books, which Proposed DOJ Settlement is subject to approval by the United States District Court for the Southern District of New York.  The Proposed DOJ Settlement does not involve any monetary payments by Simon & Schuster, but will require the adoption of certain business practices for a 24 month period and certain compliance practices for a five year period. The Company does not believe that the Proposed DOJ Settlement, if approved as presented to the court, will have a material adverse effect on the future operating results of the Company or the Publishing segment; however given the nature of the Proposed DOJ Settlement, the impact of the implementation of the business and compliance practices required by such Proposed DOJ Settlement on the Publishing segment’s business may not be known for some time.

10	May 11, 2012

While litigation is inherently uncertain and always difficult to predict, based on its understanding and evaluation of the relevant facts and circumstances with respect to the E-books Matters, which was discussed in the 2012 1Q Form 10-Q, given the relatively small size of the Publishing segment, in the event a monetary settlement, award or judgment were to occur, any such event could have a material adverse effect on the Publishing segment’s operating results in a particular period and therefore affect the applicable year-over-year comparability of the Publishing segment’s results.  If any such event were reasonably likely to occur and have a material adverse effect on the Publishing segment’s results of operations, the Company would discuss such effect in its discussions of the Publishing segment’s results of operations.  Please note that, as of May 10, 2012, Simon & Schuster has negotiated a preliminary monetary settlement with certain states, which have asserted against Simon & Schuster certain antitrust claims regarding the agency distribution of e-books.

Consolidated Balance Sheets, page II-45

9.
We note from some press accounts that you have been fined for unpermitted advertising structures.  Please tell us the cost of certain unpermitted advertising structures included in the net carrying amount of Advertising Structures in your Property Plant and Equipment, if any, at December 31, 2011.  Tell us how you are accounting for the unpermitted advertising structures and refer to your basis in the accounting literature.

The Company notes that the net carrying amount of advertising structures which are subject to permit disputes (the “Specified Advertising Structures”) is estimated to be less than 0.5% of the total net carrying amount of advertising structures of approximately $850 million at December 31, 2011.  The Company therefore considers the net carrying amount of Specified Advertising Structures to be immaterial.

The Company believes that it has the requisite rights to operate its Outdoor advertising structures which are located in hundreds of local markets in North America, Europe, and South America. However, the Company notes that the outdoor advertising industry is subject to extensive governmental regulation and enforcement.  Given the complexity of and frequent changes to regulations and interpretations thereof, from time to time the Company may have disputes with regulatory authorities regarding permits for advertising structures. At any specific time, the number of Specified Advertising Structures is insignificant relative to the Company’s total number of outdoor advertising structures.

11	May 11, 2012

When permit disputes arise, the Company seeks to cooperate with the applicable authorities.  In some cases the Company prevails in the dispute by providing the proper documentation and in other situations, the Company may settle the dispute and continue to operate the advertising structure.  In the unlikely event the Company removes an advertising structure, the asset would be written down.  The Company respectfully notes that the fines paid regarding such disputes as well as the total amount of write-downs of any Specified Advertising Structures have historically been negligible.

Form 8-K filed February 15, 2012
Exhibit 99.1

10.
We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures throughout the earnings release.  Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K.  Refer to Instruction 2 to Item 2.02 of Form 8-K in this regard.

The Company’s future earnings releases furnished to the Commission pursuant to Item 2.02 of Form 8-K, will not give undue prominence to the presentation and discussion of non-GAAP measures as required by Item 10(e)(1)(i) of Regulation S-K.  In light of the Staff’s Comment, the Company made changes to its earnings release for the first quarter ended March 31, 2012, which was furnished to the Commission on May 1, 2012, and respectfully submits that it believes that it did not give undue prominence to the presentation and discussion of non-GAAP measures in such release.

The Company also notes that the metric operating income before depreciation and amortization and impairment charges (“OIBDA before Impairment Charges” or “OIBDA” if there is no impairment charge; collectively “Segment OIBDA”), is the primary measure of profit and loss that the Company uses for its operating segments in accordance with FASB guidance for segment reporting and is hence not a non-GAAP measure.  Please see Note 14 to the Company’s 2011 Form 10-K.

In addition, the Company notes that, as it has from time to time in the past, the Company may present additional non-GAAP measures, including total company adjusted OIBDA and adjusted Segment OIBDA, in each case adjusted for certain items such as restructuring charges, in its future earnings releases if management believes that presentation of such information is important to an investor’s understanding of the Company’s financial results.  Future earnings releases furnished to the Commission pursuant to Item 2.02 of Form 8-K which contain additional non-GAAP measures such as those described above, will not give undue prominence to the presentation and discussion of non-GAAP measures as required by Item 10(e)(1)(i) of Regulation S-K.

12	May 11, 2012

*   *   *

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Leslie Moonves, President and Chief Executive Officer
Joseph R. Ianniello, Executive Vice President and Chief Financial Officer
Gary L. Countryman, Chair of the Audit Committee
Louis J. Briskman, Executive Vice President and General Counsel
Lawrence Liding, Senior Vice President, Controller and Chief Accounting Officer
Stefanie Kane, PricewaterhouseCoopers LLP
Kathryn Jacobson, Securities and Exchange Commission
Dean Suehiro, Securities and Exchange Commission
Jessica Plowgian, Securities and Exchange Commission